CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

March 11, 2010

TABLE OF CONTENTS

Documents Incorporated by Reference	1
Glossary of Terms	1
Forward Looking Statements	1
Incorporation	2
Corporate Profile	4
Three Year History	5
Competitive Strengths	11
Business Strategy	13
Lines of Business	14
Competition	20
Fibre Suppy	20
Properties	21
Human Resources	22
Environment	22
Social Responsibility	25
Research and Development	26
Capital Expenditures	27
Capital Structure	27
Foreign Operations	27
Risk Factors	27
Legal Proceedings	27
Dividends	28
Ratings	28
Market for Securities	30
Material Contracts	30
Transfer Agent and Registrar	32
Audit Committee Information	32
Corporate Governance	34
Directors and Officers	34
Interest of Experts	36
Additional Information	36
Glossary of Terms	37

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2009)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2009 (the “2009 Financial Statements”), the report of the auditors thereon dated March 11, 2010, and management’s discussion and analysis thereof (the “2009 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form.  The 2009 Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates.  Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 37.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form are forward-looking.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that we expect or anticipate may occur in the future, including statements related to overall economic conditions, future cost savings, capital expenditures, demand for products, product prices and advertising levels, production volumes, future cash flows, severance obligations, strength of markets, achievements of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “project”, “seek”, “will”, and similar expressions or the negative thereof.

These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit we will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the impact of general economic conditions in the United States and Canada and in other countries in which we do business;

•	market conditions and demand for our products and the outlook for inventories, production and pricing;

•	declines in advertising and circulation;

•	expected cash flows, capital expenditures and completion of capital projects;

•	our ability and that of our agents to sell our products in export markets;

•	the implementation of trade restrictions and sanctions in jurisdictions where we market our products;

•	business strategies and measures to implement strategies;

•	our history of losses;

•	the cyclical nature of our business;

•	the effects of intense competition;

•	competitive strengths, goals, expansion and growth of our business and operations;

•	shifts in industry capacity;

•	fluctuations in foreign exchange or interest rates;

•	our ability to successfully obtain cost savings from our cost reduction initiatives;

•	labour unrest;

•	fluctuations in the availability and cost of raw materials, including fibre and energy;

•	implementation of environmental legislation requiring capital for operational changes;

•	the availability of qualified personnel or management;

•	the outcome of certain litigation or disputes;

•	conditions in the capital markets and our ability to obtain financing and refinance existing debt; and

other factors, many of which are beyond our control, including those factors identified under the heading “Risks and Uncertainties” in the management’s discussion and analysis section of the 2009 Annual Report, which is incorporated herein by reference.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, we will derive therefrom.  As such, the reader is cautioned against placing undue reliance on these forward looking statements.  Catalyst disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc.  On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries.   On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited.   Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”).  In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA.  As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited.  On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%.  On February 16, 2006 Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

In October 2006 Third Avenue Management LLC (“TAM”) announced that client accounts managed by TAM beneficially owned 81,503,313 common shares of Catalyst, representing 37.97% of the outstanding common shares, and that TAM exercised control or discretion over such shares as portfolio manager.   TAM also announced that it had authority to vote approximately 95% of such shares.  In connection with a rights offering completed in April 2008, client accounts managed by TAM acquired an additional 59,856,422 common shares.  As at March 1, 2010 TAM exercises control or direction over 129,297,001 common shares representing approximately 33.87% of the issued and outstanding common shares and TAM has voting control over 119,535,373 common shares, representing 31.22% of the issued and outstanding common shares.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership.  On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited.  On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation.  As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia,  V7B 1C3.

We own all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona

We are a partner of the British Columbia general partnership Catalyst Paper.  We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder.  We also own 50% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.

CORPORATE PROFILE

We are a leading producer of specialty printing papers and newsprint in North America.  Our specialty printing papers include lightweight coated (“LWC”) and uncoated mechanical grades, such as soft-calendered, machine-finished high-brights and super-brights and telephone directory papers.  We are the largest producer of specialty printing papers and newsprint, and the only producer of lightweight coated paper, in western North America. We also produce market pulp and own the largest paper recycling operation in western Canada.

Our five pulp and paper operations are located at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona.  Our paper recycling operation is located in Coquitlam, British Columbia.

The chart below represents our expectation as to the division of total mill capacity in 2010, in thousands of tonnes, among the different product lines that can be produced at each mill.  Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

Mill	Newsprint	Directory Paper	Other Uncoated Mechanical Specialties	LWC Paper	Paper Sub-total	Total Pulp	Total

Crofton(1)(2)	234,000	183,000	-	-	417,000	403,000	820,000
Elk Falls(2)	373,000	-	153,000	-	526,000	-	526,000
Port Alberni	-	112,000	-	231,000	343,000	-	343,000
Powell River	104,000	-	368,000	-	472,000	-	472,000
Snowflake	281,000	-	65,000	-	346,000	-	346,000
Total	992,000	295,000	586,000	231,000	2,104,000	403,000	2,507,000

(1)
We indefinitely curtailed pulp production at our Crofton mill, effective March 8, 2009, removing the equivalent of 403,000 tonnes on an annualized basis, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  On October 5, 2009 one line of pulp production was restarted, reinstating 222,000 tonnes on an annualized basis, based on 2010 capacity.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

(2)
We have indefinitely curtailed the E1, E2 and E5 paper machines at Elk Falls, removing the equivalent of 153,000 tonnes of specialty printing papers and 373,000 tonnes of newsprint annually, and the C1 paper machine at Crofton, removing 140,000 tonnes of newsprint annually.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailments.

Our paper recycling operation has a production capacity of 175,000 air dried metric tonnes, the majority of which is consumed internally.

Specialty Papers

Our specialty printing papers can be manufactured on all but one of our paper machines.  The specialty paper business segment has a total annual production capacity of 1,112,000 tonnes.

Specialty printing paper products represent our largest business segment, generating 68% of our 2009 consolidated sales revenue.  Our customer base consists primarily of retailers, magazine, catalogue and book publishers, commercial printers and telephone directory publishers.  Specialty printing paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets.  In 2009, 92% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on five paper machines in British Columbia at Crofton, Elk Falls and Powell River and two paper machines in Snowflake, Arizona.  The newsprint business segment has a current total annual production capacity of 992,000 tonnes.

Newsprint sales generated 26% of our 2009 consolidated sales revenue.  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2009, 74% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 403,000 tonnes.  Of this amount, 343,000 represents market capacity with the remainder being consumed internally.  Prior to November 18, 2008, our pulp segment included sawdust-based pulp and white top linerboard manufactured at the Elk Falls mill.   The pulp business segment had a total annual NBSK production capacity of 403,000 in 2009 and total NBSK, sawdust-based pulp and white top linerboard production capacity of 734,000 tonnes in 2008.

Pulp sales generated 6% of our 2009 consolidated sales revenue.  In 2009, 96% of our pulp sales volumes were with customers in Asia and Europe.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.  Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

THREE YEAR HISTORY

On January 25, 2010 our Board of directors accepted the resignation of our President and Chief Executive Officer, Richard Garneau, who will be leaving the Corporation at the end of May, 2010.  Our Board of directors has appointed a search committee with the mandate of identifying a successor.

Note Exchange Transaction

On November 23, 2009, we offered to exchange our outstanding 8.625% senior notes due June 15, 2011 (the “Old Notes”) for US$256 million aggregate principal amount of new 10% senior secured notes (the “New Notes”) due December 15, 2016 and common shares of the Corporation.  In conjunction with the exchange offer, we also solicited the consent from the noteholders to amend the terms of the Old Notes by, among other things, eliminating substantially all of the negative covenants contained in the respective note indenture.  On January 25, 2010, we announced that we had amended the terms of the exchange offer to offer to exchange the Old Notes for up to US$311.72 million aggregate principal amount of 11% senior secured notes due December 15, 2016 (the “Revised New Notes”), deleted the common share component of the exchange offer and enhanced the security underlying the Revised New Notes.  We also announced that we had entered into a support agreement with an ad hoc group of holders of the Old Notes holding US$101,334,000 or 28.6% of the outstanding Old Notes.  The members of the ad hoc committee agreed to tender their Old Notes into the amended exchange offer, subject to the terms of the Support Agreement.  On March 1, 2010 we announced that US$318,676,000 in principal amount of Old Notes, or 89.96% of the outstanding Old Notes, had been validly tendered under the amended exchange offer.  On March 10, 2010 we issued US$318,676,000 principal amount of Revised New Notes.  As of that date, US$35,552,000 aggregate principal amount of Old Notes remained outstanding and the indenture governing the Old Notes was amended to remove substantially all of the negative covenants thereunder.

Production Curtailment

As a result of reduced customer demand and declining prices for our products, we took market-related curtailment at our paper and pulp operations during the year in order to match production to customer orders and manage inventories to appropriate levels.  The Elk Falls No. 1 paper machine (“E1”), which was first curtailed in September 2007, remained curtailed throughout 2009.  The Elk Falls No. 2 (“E2”) and No. 5 (“E5”) paper machines, were curtailed on February 23, 2009 and from February 1, 2009 to May 25, 2009 the Crofton No. 1 paper machine (“C1”) was curtailed.  On an annualized basis, this removed 526,000 tonnes of newsprint and specialty papers production at Elk Falls and 140,000 tonnes of newsprint at Crofton.  In the pulp segment, Crofton pulp operations were indefinitely curtailed on March 8, 2009 removing 403,000 tonnes of NBSK pulp on an annualized basis.  As pulp prices began to recover in the third quarter of 2009, one of Crofton’s two pulp production lines was restarted on October 5, 2009, reinstating 222,000 tonnes of total production on an annualized basis.  The second pulp line at the Crofton mill, with a total annualized production capacity of 181,000 tonnes, continues to be curtailed.  The two machines at Snowflake took periodic curtailment during the year and our paper recycling operation, which supplies machines with de-inked pulp, also took periodic curtailments in 2009.

The following table summarizes pulp and paper production curtailment in 2009:

2009 Production Curtailment (000 tonnes)	Specialty Printing Papers(1)	Newsprint(2)	Pulp(3)	Total

Q1	36.7	109.4	34.2	180.3
Q2	54.3	119.1	85.8	259.2
Q3	53.5	114.2	85.8	253.5
Q4	40.9	112.7	33.7	187.3
Total	185.4	455.4	239.5	880.3

(1)
Market related curtailment comprised 130,400 tonnes of specialty printing papers related to E2 which was indefinitely curtailed on February 23, 2009 and 15,000 tonnes of specialty printing papers related to E1 which has been curtailed throughout the year.

(2)
Market related curtailment comprised 138,500 tonnes of newsprint related to E1 which has been curtailed throughout the year and 187,900 tonnes of newsprint related to E5 which was indefinitely curtailed on February 23, 2009.

(3)	Market related curtailment comprised of 239,500 tonnes of market pulp, one line of which was curtailed from March 8, 2009 to October 5, 2009. The second line has been curtailed since March 8, 2009.

Cogen Arbitration Settlement

On November 20, 2009, we settled the arbitration proceeding relating to our 20 year energy services agreement with Island Cogeneration No. 2. Inc. (“Cogen”).  This arbitration was a result of our declaration of force majeure under the energy services agreement due to the permanent closure of our Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  This settlement terminated the energy services agreement and our contingent liability for energy not purchased.  Subject to subdivision approval, we have agreed to transfer to Cogen land currently leased by Cogen upon which its energy facility is located.  We have also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility.  In addition, Cogen has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with Cogen in that regard.

Green Transformation Program Credits

In October 2009, we were allocated $18 million of credits under the Canadian federal government’s “Green Transformation Program”.  To access these credits, we are required to submit capital project proposals that will improve energy efficiency and environmental performance at any of our mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.

Defined Benefit Pension Plans Funding

In October 2009, the B.C. Superintendent of Pensions granted us a five-year extension of the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans.  The extension is effective as of July 1, 2009 and amortizes our solvency contribution payment obligations over the ten year period ended December 2017, instead of the five year period ended December 2012.  As a result, our cash payments to the respective plans are expected to be reduced by $2.9 million for the second half of 2009, and $5.7 million for 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation which is required to be filed for the period ended no later than December 31, 2010.

Powell River Joint Venture Refinancing

On July 24, 2009, Powell River Energy Inc., in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to us.

Property Tax Dispute

Since 2003, we have engaged in ongoing discussions with the municipalities of North Cowichan, Port Alberni, Campbell River and Powell River (the “Municipalities”), the four British Columbia communities in which we operate paper mills, regarding the disproportionately higher property tax rates affecting major industry in those jurisdictions.  Prior to 1984, municipal tax rates on major industry in British Columbia were restricted to no more than 3.4 times the residential rate.  This cap was legislatively removed in 1984 and since then property tax rates for major industry in the Municipalities have risen to slightly above 20 times the residential rate in North Cowichan and approximately 10 times the residential rate in the other Municipalities.  In 2006, the Pulp and Paper Industry Advisory Committee, a sub-committee of the British Columbia Competition Council, noted that tax rates were disproportionately higher in British Columbia communities with a pulp and paper facility than in other jurisdictions with a pulp and paper facility, with British Columbia newsprint producers paying 2.1 times more in property tax per tonne produced than competitors in Central Canada and 2.4 times more in property tax per tonne produced than competitors in the United States.  Studies recently commissioned by us indicate that in 2008 we paid significantly more in property tax in the Municipalities than we consumed in services.

Despite our ongoing dialogue with the Municipalities, there has been no material decrease in the property tax rates applicable to our operations.  The property taxes assessed against us for 2009 for each of the Municipalities were approximately as follows:  North Cowichan: $5.9 million; Port Alberni: $4.8 million; Campbell River: $4.8 million; and Powell River: $3.7 million.  These amounts do not include provincial and other taxes relating to our facilities in these Municipalities for 2009 aggregating approximately $3.6 million, which taxes we are not disputing and have been paid in full.  As a result, in June 2009, we petitioned the Supreme Court of British Columbia for judicial review of the 2009 property tax rates in each of the Municipalities.  In these actions we sought declarations under Section 262 of the Local Government Act (British Columbia) that the tax rates for major industry are unreasonable and therefore beyond the jurisdiction of the Municipalities.  Successful petitions would require the court to refer the matters back to the Municipalities to set new rates.  Judgment for the petition relating to the District of North Cowichan was released on October 16, 2009 and judgments to the three other Municipalities were released on December 21, 2009.  Our petitions were dismissed in all four Municipalities with the exception of the Regional District portion of the Campbell River property tax (representing $400,000 of the total Campbell River property tax bill).

We have appealed all four rulings.  The first appeal relating to North Cowichan is expected to be heard on an expedited basis in mid-March.  In exchange for our consent to proceed on an expedited basis, the District of North Cowichan has agreed not to initiate any collection proceedings against us for the outstanding taxes, penalty and interest until seven days after the appeal judgment is handed down.  If the B.C. Court of Appeal dismisses our appeal, we will have seven days to decide whether we wish to seek leave to appeal to the Supreme Court of Canada.  If we do not seek leave to appeal, we have agreed to pay our outstanding 2009 taxes relating to the District of North Cowichan immediately.  In January, the City of Port Alberni commenced an action in the Supreme Court of B.C. seeking payment of $3.3 million in unpaid taxes, plus applicable penalties and interest.  On March 4, 2010, the court ordered that we pay the unpaid taxes, penalties and interest into court, pending the outcome of the appeal of the District of North Cowichan matter.  If we are successful in that appeal, the Port Alberni amounts will be returned to us; if we are not successful the monies will be paid to Port Alberni.

Manning and Cost Reductions

In February 2009 we announced the indefinite curtailment of our No. 2 and No. 5 paper machines at Elk Falls and our Crofton pulp operations due to market conditions, resulting in the layoff of approximately 700 employees.  We also announced a restructuring plan for Powell River which will result in a workforce reduction of 127 positions.  In April 2008 we announced the indefinite curtailment of our No. 1 paper machine at our Elk Falls mill (“E1”).  E1 had been temporarily idled in September 2007 due to a lack of wood fibre resulting from the B.C. coastal forestry workers strike.  This indefinite curtailment resulted in the reduction of our Elk Falls workforce by a total of approximately 145 employees, the majority through layoff.  At the same time we also announced workforce reductions at our Crofton mill of 82 positions as the mill took steps to improve its overall cost structure.

In February 2009, we announced a restructuring plan for our Powell River paper mill intended to improve cost competitiveness by targeting a labour cost at the mill of $80 per tonne.  The plan, expected to deliver an estimated annual cost savings of $13 million, was developed jointly with the Communications, Energy and Paperworkers Union of Canada Locals 1 and 76.  In May 2009, we announced further staffing reductions in light of the global economic recession and deteriorating economic conditions that forced production curtailments at our Elk Falls paper mill and Crofton pulp mill.  Approximately 100 staff positions were affected, including permanent reductions of 42 staff at our Richmond and Nanaimo offices and the indefinite layoff of 55 salaried staff at our Elk Falls paper mill and Crofton pulp mill.

In September, 2009 we reached agreement with the Pulp, Paper and Woodworkers of Canada (“PPWC”) Local 2 union regarding manning structures and work practice changes in connection with the restart of one pulp production line at the Crofton pulp mill.

During 2007 we implemented a corporate restructuring which resulted in the reduction of approximately 565 positions across the company, centralization of certain functions to Nanaimo, British Columbia and the relocation of our head office to Richmond, British Columbia.  This program resulted in total annualized cost savings of approximately $67 million.

Renewal of Collective Agreements and Cost Reduction Initiatives

In 2009 we reached agreement with two of the unions at our Snowflake mill (the International Brotherhood of Electrical Workers and the United Steelworkers) to extend the terms of our collective agreements with them from 2010 to 2011.  In November 2008, we reached agreement on the renewal of collective agreements with the locals of the Communications, Energy & Paperworkers (“CEP”) union of Canada at our mills in Crofton, Campbell River and Powell River and with the Pulp, Paper and Woodworkers of Canada (“PPWC”) union at our mill in Crofton.  The agreements have a four year term, expiring April 30, 2012, and include a commitment to complete plans which will assist us in reaching our stated goal of an $80 per tonne labour cost structure.

Refinancing of Revolving Credit Facility

In July 2008 we replaced our $350 million revolving credit facility maturing July 2009 with a $330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”).  The ABL Facility was used to refinance existing debt under our revolving credit facility and provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes.  Collateral consists of accounts receivable, inventories, cash and a first charge on the property, plant and equipment of our Snowflake mill.  The ABL Facility includes financial covenants to maintain shareholder equity above $639 million (as at December 31, 2008), to maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

Permanent Closure of Elk Falls Pulp Mill

In July 2008 we announced the permanent closure of the sawdust pulp and white top linerboard operations at our Elk Falls mill as a result of the unavailability of sawdust fibre.  The last day of operation was November 18, 2008.  Closure of these operations removed 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  We have incurred total severance costs of approximately $18 million to date as a result of this closure and expect to incur an additional $2 million of such costs in 2010.  The associated after tax asset impairment charge was $101 million.

Closure of Smurfit Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill

In June 2008, Smurfit Stone Container Corporation Enterprises Inc. (“SSCC”) notified us of its intent to cease operation of their corrugating medium machine at the Snowflake site.  The corrugating medium machine (“PM2”) was owned by SSCC and was operated by us under the terms of an operating agreement which was terminated effective October 15, 2008.  Pursuant to the terms of the agreement, SSCC was required to reimburse us for employee severance and retraining costs associated with the closure, purchased all relevant inventories and removed PM2 from the mill site.  The consequent workforce reduction of 101 employees partially mitigated the impact of the closure on the Snowflake operation’s cost structure.

Acquisition of Snowflake Mill and Related Rights Offering

On April 10, 2008, we acquired from Abitibi Consolidated Sales Corporation its Snowflake, Arizona recycled newsprint mill for a total cost of $172.2 million, including working capital adjustments and transaction costs.  The mill has a total annual production capacity of 281,000 tonnes of newsprint and 65,000 tonnes of specialty printing papers.  The acquisition was financed through a combination of our revolving credit facility and a $125 million rights offering.  Under the rights offering each holder of record of our common shares as of the close of business on March 11, 2008 received one right for each common share held.  Each 1.285 rights entitled the holder to purchase a subscription receipt of Catalyst for an exercise price of $0.75 per subscription receipt.  Each subscription receipt was converted into one common share of Catalyst concurrent with the closing of the Snowflake acquisition.  The rights offering was supported by Third Avenue International Value Fund (“TAVIX”), our largest shareholder, pursuant to an oversubscription agreement, and by the backstop obligations of the two dealer managers.  The rights offering resulted in the issuance of 167,069,361 Catalyst common shares for gross proceeds of $125,302,021.

British Columbia Carbon Tax

On February 20, 2008 the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  The initial tax rate in 2008 was $10 per tonne of carbon-dioxide equivalent emissions, increasing in $5 per tonne increments each year to reach $30 per tonne by 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels.  We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies.  Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax.  The tax increased our operating costs in the second half of 2008 by approximately $1.2 million  and in 2009 by $2.4 million.

Fibre Costs and Supply

Our fibre costs and supplies have been significantly affected by a number of events over the last three years.  In July 2007, British Columbia coastal forestry workers represented by the United Steelworkers of Canada union (“USW”) went on strike, affecting fibre suppliers representing approximately 42% of our fibre supply base.  As a result, we partially curtailed pulp and paper production at our Elk Falls mill and pulp production at our Crofton mill.  From September 1, 2007 to December 31, 2007 these curtailments resulted in an aggregate reduction of 106,100 tonnes of paper production and 44,200 tonnes of pulp and white top linerboard production at the Elk Falls mill and 10,500 tonnes of pulp at the Crofton mill.  Although the strike ended on October 21, 2007 continuing fibre related shortages resulted in the curtailment of the Elk Falls paper machine No. 1 into the second quarter of 2008.  Market related conditions caused the machine to remain down for the remainder of 2008.

The deterioration in the U.S. housing market and poor lumber market conditions in 2008 and 2009 resulted in the curtailment or permanent shutdown of a number of sawmills, reducing our fibre supplies. Because we took extensive market related curtailment during 2008 and 2009, this reduction in available fibre did not affect our production levels in those years, other than the permanent closure of our Elk Falls pulp and white top linerboard operation in 2008.

Port Alberni Production Restructuring

In September 2007 we indefinitely shut down paper machine No. 4 at Port Alberni (“PM4”).  This displaced 134,000 tonnes per year (45.0 gsm equivalent) of our least profitable newsprint business and reduced our highest cost fibre and power requirements.

In February 2008 we reached new labour agreements with the CEP locals at our Port Alberni mill, designed to achieve an $80 per tonne labour cost structure at the mill and resulting in $14.6 million of early retirement and severance costs.  To further lower operating costs at the mill, we committed to a $12 million investment in the thermo-mechanical pulp (“TMP”) facility at the mill, which will increase TMP capacity and displace higher cost de-inked pulp.  As a result, PM4 was restarted in May 2008.  We completed the TMP upgrade in May 2009 at a total capital cost of approximately $8 million.

In September 2007 we sold paper machine No. 3 at our Port Alberni mill and ancillary assets for $1.3 million and recorded a loss on disposal of $7.4 million.  This machine had been permanently closed since March 2006.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths

•
Cost-Competitive Manufacturing.  Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs.  We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products.  There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs.  In each of 2008 and 2009 we announced restructuring programs that resulted in workplace reductions at a number of our mills.  Over the past six years, capital expenditures of approximately $387 million have been directed primarily towards shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•
Strong Market Position.  We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 2.5 million tonnes of paper and pulp.  We are the only producer of lightweight coated and supercalendered papers in western North America and the largest producer of glossy paper in the region.  In addition, we own the largest paper recycling operation in western Canada.  At Snowflake we produce 100% recycled paper that has FSC certification.

•
Diversified Product Mix and Product Development.  We are focused on optimizing our product mix by developing higher value grades, which allow us to exploit niche opportunities in the marketplace.  During 2009 we broadened the product mix at our Snowflake mill to include a small amount of recycled uncoated mechanical grades on the mill’s two paper machines which had previously been limited to recycled newsprint.  In recent years, we have introduced new product lines which include Electraprime™, Electrastar™  and Electrabrite Lite, and most recently Electracote Brite.  Our Electraprime™ grade is a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades.  It is used primarily for advertising inserts and flyers.  Our Electrastar™ product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers.  Electrabrite Lite is a lighter basis weight, high-brightness product that is used by newspapers and retailers.  Electracote Brite is a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades.  These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•
Diversification.  The acquisition of the Snowflake mill enhanced our geographic, fibre and currency diversification while increasing our market share.  The Snowflake mill is the only mechanical papers mill within a 1,600 kilometre (1,000 mile) radius.  This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado.  The mill’s primary raw material is old newspaper (“ONP”).  ONP is exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada.  Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of virgin fibre in Canada.  While ONP is also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability.

The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate.  As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.

•
Efficient Supply Chain Management Practices.  Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping.  Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest.  Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels.  We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our four British Columbia manufacturing sites and then ships via rail, truck and container to our customers.  This allows us to choose the most cost effective transportation mode in conjunction with customer requirements.  We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software.  We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre.  At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

BUSINESS STRATEGY

Our long term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs, conserving cash and optimizing our brands and customer base.  Key principles of our strategy include:

•
Cost Competitive Manufacturing.  Our manufacturing costs are key to being competitive over the long term and we are focused on reducing those costs and improving our margins.  We continually examine all areas of our business for cost reduction opportunities.  Over the past several years we have sought to reduce our per unit cash costs by improving machine productivity through initiatives such as our asset reliability program, improvements in grade development and improved operator technical training.  We have directed capital expenditures towards higher margin products and projects that reduce unit production costs.  We have developed expertise in the production of lightweight papers, reducing our fibre costs and shipping, storage and handling expenses.  We have also made significant workforce reductions over the last two years.

•
Re-aligning Labour Cost Structure.  We have established a target labour cost structure of $80 per tonne at each of our mills.  Our 2008 agreements with the CEP at our Port Alberni mill provided a structure to achieve this target at the mill.  In addition, our agreements with the CEP at Crofton, Elk Falls and Powell River and PPWC at Crofton include a commitment to complete plans which will assist us in reaching the target at those mills as well.  In February, 2009 we reached an agreement with the two CEP locals at Powell River which will facilitate achieving this goal.  Discussions continue with the locals at the other mills.  Our Snowflake mill has the manning structure needed to achieve the $80 per tonne target and continues to work toward that goal.

•
Grow Market Share in Uncoated Mechanical Grades.  We continue to develop new grades as a way of protecting and increasing market share in our core region, the west coast of North America.  Our broad product range allows us to effectively respond to evolving customer demands, increasing our ability to retain our most desirable customers.  With more grade options for our paper machines and customers, we believe we are able to achieve higher margins.

In 2008 and 2009, we targeted growth in sales of our uncoated mechanical grades.  These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled us to offset to some extent the declines in newsprint and directory demand seen over recent years.  Over the past several years, due to the flexibility of our machines, growth in uncoated grades has been achieved with minimal capital costs.  Due to falling demand for uncoated grades in North America in 2009 and curtailment of our Elk Falls PM2, growth trajectory was disrupted but our market share gains remained similar to 2008 levels.  Additionally, in 2008, we developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at competing with traditional coated mechanical number four grades.

•
Be the Preferred Supplier for our Customers.  In 2009, we focused further on advancing our preferred supplier status with key customers by continuing to improve the consistency, runability and reliability of our products, and our on-time delivery service.  This resulted in the lowest number of quality and service complaints for most of our products in our history.  We have continued using a chain-of-custody system to certify our wood fibre supply.  The chain-of-custody system tracks the fibre from source to finished product and provides a valuable tool to assure customers that paper contains fibre originated from well-managed forests.  In 2007, we launched “Catalyst Cooled™”, a product line whose manufacture results in no net carbon emissions.  This product is designed for customers who do not want their paper to contribute to carbon emissions.

LINES OF BUSINESS

We have three business segments:  specialty printing papers, newsprint and pulp.  The segmented results for these businesses are shown in the management’s discussion and analysis section of the 2009 Annual Report, which is incorporated by reference herein.

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 13 paper machines at five mill locations.  Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Elk Falls	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 5 (“PM5”)	Newsprint

Port Alberni	Product
Paper Machine No. 4 (“PM4”)	Specialty
Paper Machine No. 5 (“PM5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“PM9”)	Specialty
Paper Machine No. 10 (“PM10”)	Specialty
Paper Machine No. 11 (“PM11”)	Specialty/Newsprint

Snowflake	Specialty/Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Our 2010 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
Annual	Capacity	Year ended December 31
Mill		2009	2008

Crofton(1)	417	358	365
Elk Falls(1)	526	52	363
Port Alberni(2)	343	290	268
Powell River	472	456	446
Snowflake(3)	346	233	215
	2,104	1,388	1,657

(1)
We have indefinitely curtailed all of our paper machines at Elk Falls and our No. 1 paper machine at Crofton, displacing the equivalent of 526,000 tonnes of uncoated newsprint and uncoated mechanical paper capacity from Elk Falls on an annualized basis and 140,000 tonnes of annual newsprint production from Crofton.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

(2)	Paper machine No. 4 at Port Alberni was curtailed until May 2008. The capacity noted above has not been adjusted to reflect this curtailment.
(3)	The Snowflake mill was acquired on April 10, 2008. Net production for 2008 reflects production for the period April 10, 2008 to December 31, 2008.

Crofton

Crofton's capacity is 417,000 tonnes of newsprint and directory paper.  PM1 at Crofton was curtailed from February 1, 2009 to May 25, 2009.  It was again indefinitely idled commencing January 21, 2010.  The capacity noted above has not been adjusted to reflect this curtailment.

The Crofton paper mill’s three paper machines were put in operation in 1964, 1968 and 1982.  PM1 and PM3 are capable of producing either newsprint or directory paper as market conditions warrant and PM2 is dedicated to producing lightweight directory paper.  All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces.

Modifications made to PM2 in 1999 enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight.  This directory paper has improved consistency, runability and printability.  Crofton also makes directory paper on PM3 and has the capability to make it on PM1.

Pulp furnish for the paper mill is supplied by a three-line TMP mill, consisting of Andritz twin mainline refiners, and de-inked pulp from our paper recycling operation.

In 2007 we spent $4 million to complete a project that changes the way de-inked pulp was shipped to and handled at the mill.  Also in 2007, approximately $4.2 million was spent on PM1 to upgrade the dryer system which has resulted in increased productivity due to higher machine speeds and a reduction in drying steam.  This upgrade has also enabled the machine to make lighter basis weight paper.

In 2008 we spent $1.4 on certain automation projects at the mill designed to reduce our operating costs.

Elk Falls

Elk Falls' annual capacity is 526,000 tonnes of newsprint and uncoated specialty printing papers.  Throughout 2009 our No. 1 paper machine at Elk Falls remained indefinitely curtailed.  On February 23, 2009 we indefinitely curtailed paper machines No. 2 and No. 5 at Elk Falls.  Collectively, these curtailments have resulted in the removal of 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.  The capacity noted above has not been adjusted to reflect these indefinite curtailments.

The three paper machines were put into operation in 1952, 1957 and 1982 and produce newsprint, soft-calendered and machine finished high-bright specialties papers.  All machines were installed with, or converted to, twin-wire sheet formation.

Prior to its indefinite curtailment, Elk Falls had broadened its range of uncoated mechanical specialty printing papers to meet the needs of commercial printers and retailers.  The mill had met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish.  The soft-nip calendering system on PM2 provides for improvements to the sheet’s smoothness and printability.  Glossy specialty printing papers produced from this machine and marketed under the ElectraSoft™ and ElectraCal™ labels are used mainly by the commercial print market for advertising flyers and newspaper supplements.

Pulp furnish for the Elk Falls mill is supplied from the mill's seven-line TMP mill.

In 2007 we spent $9.9 million on automating our wrapping and product handling equipment at the mill.

Port Alberni

Port Alberni's annual capacity is 343,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines.  One was put into operation in 1957, and the other in 1968.  In September 2007 we indefinitely curtailed PM4, displacing 134,000 tonnes of 45.0 gsm equivalent paper production.  In May 2008 we re-started PM4 and commenced an $8 million upgrade to the mill’s TMP facility, which we completed in May 2009.  The upgrade will increase the TMP facility’s capacity and displace higher cost de-inked pulp.

PM5 is the only lightweight coated paper machine in western North America.  Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant and from our paper recycling operation.  We have installed equipment at the Port Alberni mill to allow us to use crumb de-inked pulp from our paper recycling operation in telephone directory paper and crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 472,000 tonnes of newsprint and uncoated specialty papers.  The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981.  These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint.  In 2004, we upgraded PM10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades.  We have dedicated PM9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively.  We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

We spent $2.1 million in 2008 to automate our wrapping operations at the mill.

Pulp furnish for the paper mill comes primarily from a TMP plant.  The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50% of Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts.  Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011.  Powell River Energy's hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions.  In 2011 we have the option to renew this fixed rate agreement for approximately 50% of the power currently produced by Powell River Energy.  Alternatively we could elect to operate under the terms of a Minister’s Order pertaining to Powell River Energy which would approximate the current power supply arrangements to the mill.

Snowflake

We acquired the Snowflake mill in April 2008.  Snowflake's annual capacity is 347,000 tonnes of recycled newsprint and uncoated specialties.  Snowflake was periodically curtailed throughout 2009.

The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975.  A third paper machine, which produced corrugating medium, is owned by a third party and discontinued operations in October 2008.  See “Three Year History - Closure of Smurfit Stone Container Corporation’s Corrugating Medium Machine at the Snowflake Mill”.  Up until late 2009, the Snowflake mill’s paper machines produced recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production, and with the majority of the mill’s sales to customers based in California, Arizona, Texas, Nevada and Mexico.  Snowflake’s proximity to this customer base reduces freight costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail.  In late 2009 we began producing Electrabrite Lite at Snowflake and are now shipping this grade to freight logical retailers and commercial printers who were previously supplied from one of our mills in British Columbia.  This has resulted in two significant benefits:  freight cost reductions and increased run-time at Snowflake.

In 2008 Snowflake substantially completed a $7 million multi-year project that upgraded the mill’s No. 2 power boiler and associated components to allow the consumption of lower cost, lower energy content coal.  A supply of suitable low-cost coal is secured under a contract that expires in December, 2016.

The mill relies on ONP as its fibre source.  The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.  25% of the mill’s ONP is secured under contract with AbitibiBowater Recycling until April 2011.

The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”).  Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona.  Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods.  Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land.  Apache owns six operating locomotives and leases its rail cars.  The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips.  Apache employs 22 people.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets.  Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States.  The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.

For the years ended December 31, 2009 and 2008, specialty paper accounted for 68% and 54% of our consolidated net sales revenue, respectively and newsprint accounted for 26% and 25% of our consolidated net sales revenue, respectively.  In 2009, one customer represented more than 10% of our consolidated net sales revenue from newsprint (10.1%).  Specialty printing paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton and Elk Falls mills are located on tidewater and have deep-sea vessel loading facilities.  Specialty printing paper and newsprint is shipped overseas primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.  We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp at our Crofton mill.  Prior to November 2008 we manufactured market pulp and white top linerboard at our Elk Falls mill.  We permanently closed the Elk Falls pulp and white top linerboard operations in November 2008.  On March 8, 2009 we indefinitely curtailed our Crofton pulp operations due to market conditions, but restarted one line, representing 222,000 tonnes of annual production, on October 5, 2009.

Our pulp and white top linerboard capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

				Year ended December 31
	Mill	Annual Capacity		2009 Production	2008 Production

Pulp(1)	Crofton	403		88	304
	Elk Falls	--		--	113
		403		88	417
White top linerboard	Elk Falls	--	-	--	87
Total		403		88	504

(1)
In 2009, as a result of the permanent closure of our Elk Falls pulp facility, our total pulp capacity is 403,000 tonnes, of which 343,000 tonnes is designated as market pulp, with the remainder being consumed internally.  One line of Crofton pulp production has been indefinitely curtailed, representing 181,000 tonnes on an annualized basis.  The capacity in the above table has not been adjusted to reflect the indefinite curtailment at Crofton.

The Crofton kraft pulp mill is a two-line mill.  The first line began operating in 1957 and the second in 1965.  At December 31, 2009 total annual pulp production capacity was 403,000 tonnes, of which 343,000 tonnes was market pulp capacity.  We indefinitely curtailed pulp production at the mill in March 2009, and restarted one line in October, 2009, reinstating 222,000 tonnes on an annualized basis.  This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system.  This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature.  This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades.   One grade is a low coarseness fine fibre pulp.  This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers.  This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers.  The other pulp grades produced are made from spruce, pine and fir (“SPF”), coastal hemlock and Douglas fir species.  These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia and western Europe.  Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world.  The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities.  Pulp is shipped to offshore locations by both break bulk on deep-sea vessels and container shipment.

For the year ended December 31, 2009, pulp accounted for 6% of our consolidated sales revenue, and in the year ended December 31, 2008, pulp and white top linerboard accounted for 21% of our consolidated sales revenue (including revenue from our Elk Falls pulp and white top linerboard operations, which were permanently closed in November 2008).

Paper Recycling Division

We acquired our paper recycling operation, western Canada’s largest paper recycling operation, in 2003.  The facility recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper.  The plant was constructed in 1990.  Its current production capacity is 175,000 air-dried metric tonnes of pulp per year.  Average annual production in the last three fiscal years was approximately 138,000 air-dried metric tonnes per year.  The operation supplies 100% of our Canadian de-inked pulp requirements.

In June 2007 our paper recycling operation completed a crumb de-inked pulp project which enables the delivery of de-inked pulp in crumb form to our mill operations by truck, rail and barge.  This project increased the capacity of the paper recycling operation, reduces energy use, generally eliminates all packing material and warehouse handling and lowers the mills’ labour cost structure.

The waste paper furnish for our paper recycling operation is purchased in western Canada and the western United States.  In 2009, approximately 50% of the furnish was sourced in British Columbia, 26% in the balance of western Canada and 24% in the United States.

As a result of the indefinite curtailment of paper machine No. 1 at Crofton in January, 2010, a significant user of de-inked pulp, the paper recycling operation was indefinitely curtailed in mid-February, 2010.

COMPETITION

The markets for our products are highly competitive on a global basis.  The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price.  In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity.  In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers.  Our fibre supply comes primarily from residual wood chips and sawdust from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2009 our sawmill wood chips comprised 76% of the fibre supply for our B.C. pulp and paper operations.  The remainder was comprised of pulp logs (15%) and recycled de-inked pulp (9%).  Five wood chip, log and sawdust suppliers provided 48% of our fibre supply in 2009. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms when certain of our timber and processing assets were sold.  In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills.  These suppliers provided an additional 14% of our fibre supply.  Together, all of these long-term, secure supply agreements provided approximately 62% of the fibre supply for our pulp and paper operations in 2009.

The remainder of the fibre requirements for the four B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts.  Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

From time to time we sell fibre to outside customers.  We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

For the past three years we experienced fibre shortages as a result of a strike by coastal loggers and deteriorating lumber market conditions.  See “Three year History – Fibre Costs and Supply” and “Permanent Closure of Elk Falls Pulp Mill”.  Because we took extensive market related curtailment during 2008 and 2009, these fibre shortages did not affect our production levels in those years, other than the permanent closure of the Elk Falls pulp and white top linerboard operation in 2008.  However, if demand for our products increases significantly there is no assurance that we could obtain sufficient fibre to operate at full capacity.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring and regional market prices.  The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations.

During the past four years, we have implemented a chain of custody system to certify our wood fibre supply.  Over 50% of our fibre basket comes from forests with certification under the Program for the Endorsement of Forest Certification (“PEFC”).  PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes.  The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system.  About 20% of our total fibre basket comes from recycled sources such as old newspapers and magazines.  In 2009 we achieved Forest Stewardship Council (“FSC”) certification at our Snowflake mill and the de-inked pulp produced at our paper recycling is FSC certified.

PROPERTIES

Our head office is located in leased premises in Richmond, British Columbia.  The lease covers an aggregate of 31,790 square feet and expires March 31, 2018.

We lease the land and buildings where our paper recycling operation is located.  The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party.  We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which lease terminates in June 2014, subject to further options to renew.  We lease the premises for our Nanaimo office pursuant to two leases, one of which expires in September, 2010 and the other expires in August 2012.  Both of these leases are subject to one option to renew for three years each.  We also lease certain lands surrounding our Snowflake mill, intended to operate as a buffer zone.

Each of our Crofton, Elk Falls, Powell River, Port Alberni and Snowflake manufacturing facilities are situated on land we own.  The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site, the Snowflake mill is located on a 7,822 hectare site and Apache Railway is located on a 209 hectare site.

Our Crofton, Elk Falls, Powell River and Port Alberni properties are subject to a first lien in favour of the holders of our 11% senior secured notes due 2016 and a second lien in favour of the lenders under our ABL Facility.  Our Snowflake and Apache Railway properties are subject to a first lien in favour of our lenders under our ABL Facility and a second lien in favour of the holders of our 11% senior secured notes due 2016.

HUMAN RESOURCES

We have approximately 1900 employees.

Approximately 990 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the CEP or the PPWC.  The 74 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”).  Most of the 212 hourly employees at the Snowflake mill are members of the United Steelworkers union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  The 22 hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.

The current collective agreements with each of the CEP and PPWC locals at Elk Falls, Crofton and Powell River expire on April 30, 2012. The collective agreements with the CEP locals at Port Alberni expire April 30, 2013.  The collective agreement with the CLAC local expires in 2012.  The collective agreements with the USW, IBEW, UTU and Carpenters Union expire in 2011.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination.  There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations.  Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies.  We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system.  This system is registered to the ISO 14001:2004 standard at all six of our facilities.  The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities.  The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies.  Compliance audits at the B.C. operations were completed during late 2008 and no new material issues were uncovered during those audits.  Snowflake will be added to the compliance audit program for the next cycle.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions.  Substances that have been targeted include particulates, sulphur dioxide and greenhouse gases.  A number of those initiatives are described below.

Recycled Content in Mechanical Paper

We are a major supplier of newsprint, directory and other mechanical printing papers to western North America.  The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste.  Most non-recyclable waste is disposed of at on-site landfills.  Based on current practice we have at least six years’ capacity in the landfills at Port Alberni and Crofton, five years at Snowflake, three years at Elk Falls and approximately one year at Powell River.  We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.  In 2004, we constructed a new landfill at Crofton with a 30 year capacity.  Elk Falls submitted a permit amendment application in 2008 to the B.C. Ministry of Environment to expand their landfill.  A decision is expected by mid 2009. Powell River’s application to amend its permit to expand its landfill was approved in 2008.  The amended permit has been appealed by local residents.  The Environmental Appeal Board heard the appeal in 2009 and a decision is expected in the first quarter of 2010.

Effluent

In 2003 we began an initiative to reduce water use at all facilities.  These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs.  We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis.  In 2009, our water use remained approximately the same as 2008, due to numerous market curtailments, declining waste paper quality and process related issues.

The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill.  Feed crops are grown and sold to local farmers.

Air Emissions

Over the past fifteen years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure.  This includes odour collection and treatment systems and new precipitators at Crofton and Elk Falls, a fluidized bed boiler conversion at Port Alberni and a fluidized bed boiler at Powell River.  Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act.  The priority air pollutants include particulate matter (“PM”) and sulphur oxides (“SOx”).  The emissions targets developed by the industry and Environment Canada, are essentially those proposed by an industry coalition.  Under the targets Crofton may have to make PM and SOx emission reductions.

The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both particulates and sulphur oxides and enabling it to revert to the use of higher sulphur content and more economical coal supplies.  Snowflake may be affected by the development of new industrial boiler emission standards proposed by the U.S. Environmental Protection Agency.  The new rule is expected to be proposed in 2010.  Depending on the contents of the new rule Snowflake may be required to further upgrade its boiler emissions control equipment.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements.  Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal.  At our Canadian operations, however, direct GHG emissions were down 85% in 2009 relative to 1990 levels on an absolute basis (74% on an intensity basis).  A portion of the 2009 improvement resulted from extensive market curtailments and the resulting reduction in fossil fuel consumption.  We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008 and 2009, and we continue to offer Catalyst Cooled™ manufactured carbon neutral products.  By virtue of early responses and rigorous carbon accounting, we believe we are well positioned relative to developments such as the implementation of a carbon tax in British Columbia during 2008, and to potential carbon related monetization opportunities.  In February 2008, the B.C. government announced a broad based carbon tax on fossil fuels, commencing July 1, 2008.  The tax rate is scheduled to increase from $10/tonne CO2e to $20/tonne on July 1, 2010.  See “Three Year History - B.C. Carbon Tax”.

The federal government of Canada has indicated its intent to also regulate GHG under the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation.  In January 2010 the Federal Government, as part of its commitment to the Copenhagen Accord, announced a GHG target of 17% reduction by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on this initiative will be, as the announced targets are not yet law.  The finalization of the legislation will coincide with the development of the US climate change policy, which is expected to occur sometime in 2010.

The Province of British Columbia is a signatory to the Western Climate Initiative (“WCI”), an organization of four provinces and six U.S. states, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim targets of 6% by 2012 and 18% by 2016.  These targets, now enshrined in legislation, would begin in 2012 and the reductions will be accomplished primarily through the implementation of a cap and trade system.  The B.C. forest products industry will be one of the targeted sectors.  The WCI and B.C. are currently developing regulations to achieve their goals.

On November 25, 2009 the BC GHG Reporting Regulation was passed by the B.C. Government and became effective on January 1, 2010.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHG’s per year plus a third party verification for facilities that release 25,000 tonnes or more.  This new regulation will affect at least 3 of the 5 Catalyst Paper mills.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions.  An energy and climate change bill was passed by the House in June 2009 with a target reduction of 17% below 2005 by 2020 and 83% lower by 2050.  The Senate is currently reviewing this bill with a vote expected later this year.  On December 29, 2009 the EPA’s Mandatory Reporting of Greenhouse Gases Rule came into effect.  This will require the Snowflake mill to install a continuous monitor on their power boiler stack to monitor and report on carbon dioxide emissions.

The first annual report on GHG emissions for B.C. mills and Snowflake is due by March 31, 2011.

It is too early to determine the full impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme.  As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy.  Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change related concerns.  If and to the extent we operate or offer our products for sale in such jurisdictions we may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.

In 2009, we spent approximately $0.4 million on environmental capital projects.  We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $3.4 million in 2010.  While we believe that our estimate for environmental projects for 2010 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

Contaminated Sites

We are not aware of any sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.

Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997.  If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a “contaminated site” under the legislation.  The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes.  If a site is determined to be contaminated, remediation will normally be required under government supervision.  As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented a chain of custody system to verify that select paper products made at our Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  See “Fibre Supply” on page 20.

We implemented a similar chain of custody system at our paper recycling division under the Forest Stewardship Council (“FSC”) standard in 2006.  Under this certification, a percentage of our recycled fibre is certified as post consumer waste and represents an FSC de-inked pulp supply for certain of our manufacturing sites. In December 2009 FSC awarded a five year group certificate to the Coast Forest Initiative (of which Catalyst is a member).  This enables an additional FSC certified fibre source in British Columbia for use in our fibre stream.  An FSC chain of custody system was implemented in Snowflake in April 2009.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band.  The most extensive initiative is a limited partnership with the Tla’Amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006.  In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.  Closure of the Elk Falls kraft pulp mill necessitated an adjustment to the joint environment committee formed in 2006 with the Wewaikai Nation in Campbell River.  The band’s recommendations on environmental impacts continues to be sought and considered in our decision making and mill operations.

Carbon Emission Reduction Reporting

We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide.  We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This complements our voluntary initiative with World Wildlife Fund Inc. and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (“GETF”) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures.  Our 2009 absolute greenhouse gas emissions were 85% below 1990 levels largely as a result of production curtailments.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with World Wildlife Canada to transition to direct measurement of priority emissions.  Under this clean production initiative, testing of actual emissions has been found to frequently be less than previous estimates based on data derived from emission factors.  Preliminary work has also extended to procurement of chemicals and reductions of substances of concern.

RESEARCH AND DEVELOPMENT

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.  Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.  Due to our cash conservation focus, we did not incur any research and development expenditures in 2009, although we incurred approximately $2.5 million of such expenditures for the year ended December 31, 2008.

CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $328 million.  In the year ended December 31, 2009, approximately $12 million was spent on various environmental, maintenance of business and discretionary projects.  Capital expenditures were significantly lower in 2009 compared to prior years as a result of a concerted effort to preserve cash.  We expect to spend similar amounts in 2010, subject to any extraordinary requirements, however these levels of capital expenditures are not sustainable over the long term, based on current operations.

The following table summarizes capital expenditures on continuing operations over the past five years:

$ Millions	2009	2008	2007	2006	2005	Total

Paper(1)	11	39	75	83	73	281
Pulp	1	3	11	10	22	47
Continuing Operations	12	42	86	93	95	328

(1)
The paper segment includes capital expenditures related to Powell River Energy Inc. (“PREI”).  We consolidate 100% of PREI effective January 1, 2005.  Our 50% interest in PREI, prior to January 1, 2005 was accounted for using the proportionate consolidation method.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.  As of December 31, 2009, there were 381,753,490 common shares issued and outstanding and no preferred shares issued and outstanding.  All of the issued and outstanding common shares are fully paid.  Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders.  Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities.  The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

FOREIGN OPERATIONS

We operate a recycled newsprint manufacturing facility in Snowflake, Arizona.  See “Three Year History - Acquisition of Snowflake Mill and Related Rights Offering” and “Lines of Business - Paper - Snowflake”.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risks and Uncertainties” in the management’s discussion and analysis contained in the 2009 Annual Report, which is incorporated herein by reference.  The 2009 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business.  The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period.  No dividends have been paid in the last five years.

RATINGS

Following our announcement in June 2009 that we were reviewing financing alternatives to address the maturity of our unsecured notes, and in light of the prevailing weak market conditions, both Standard & Poor’s Rating Services (“S&P”) and Moody’s Investor Services Inc. (“Moody’s”) downgraded our credit ratings.  S&P lowered its credit ratings, including its long-term corporate credit rating, from B to CCC+.  S&P also placed the ratings on CreditWatch with negative implications.  Moody’s downgraded our long-term corporate credit from B1 to B3.

Following our announcement in November 2009 that we had commenced a private offer to exchange a portion of our senior notes, S&P , Moody’s and Dominion Bond Rating Service (“DBRS”) downgraded our credit ratings further, as they viewed that the offer would constitute a distressed exchange.  S&P lowered the long-term corporate rating for us to CC from CCC+, and lowered the issue-level rating on the senior notes to C from CCC.  Moody’s lowered the Probability of Default rating to Caa3 from B3 and affirmed our Corporate Family Rating at B3.  Moody’s also downgraded the senior notes subject to the exchange offer to Caa3 from Caa1 and placed the rating of our senior notes due 2014 under review for possible downgrade.  DBRS downgraded the issuer Rating of the Company to B from BB and the Senior Debt rating to CCC from BB.  DBRS also placed all ratings “Under Review with Negative Implications.”  DBRS viewed the exchange as disadvantageous to the noteholders and cited soft industry conditions as the basis for the downgrades.

In December 2008, Moody’s confirmed our senior unsecured debt rating as B2, the corporate family rating as B1 and the outlook as negative.  It also assigned a new speculative grade liquidity (“SGL”) rating of SGL-3.  Moody’s SGL-3 liquidity rating indicates an adequate liquidity profile supported by the availability under our ABL Facility, expectations of modest cash flow generation in the next four quarters, no significant near term debt maturities, and expectations that financial covenant compliance will not be problematic for the next four quarters.  Moody’s considers our alternative liquidity potential as not being strong due to the lack of non-core assets that can be sold to augment liquidity.

In August 2008, Moody’s and S&P’s ratings for our secured debt were withdrawn as a result of the refinancing of our $350 million revolving operating facility with the ABL Facility.  The ABL Facility is not separately rated.

In January 2008, DBRS confirmed its rating of our senior unsecured debt as BB and the outlook as negative.

In June 2007, S&P lowered its outlook to negative from stable and in October 2007 its long-term corporate credit and senior unsecured ratings to B from B+. The strong Canadian currency and weak newsprint prices were the primary factors cited in the downgrade.

In June 2007, Moody’s revised the outlook for Catalyst on our debt ratings to negative from stable due to an expectation that with weak industry conditions and currency related pressures, the Corporation’s profitability and cash flow would decline during the year.

The following table highlights our credit ratings and assigned outlooks with Moody’s, S&P and DBRS as of December 31, 2009, 2008 and 2007.

December 31

Moody’s
Outlook
Corporate Family rating
Senior unsecured debt
Senior secured credit facility
Speculative Grade Liquidity

Standard & Poor’s
Outlook
Long-term issuer credit
Senior unsecured debt
Senior secured debt

Dominion Bond Rating Service
Outlook
Senior unsecured debt

2009 Negative B3 Caa3 - SGL-3 Credit Watch - Negative CC C - Under Review - Negative CCC	2008 Negative B1 B2 - SGL-3 Negative B B - Negative BB	2007 Negative B1 B2 Ba1 n/a Negative B B BB- Negative BB

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated.  According to the Moody’s rating system, an obligation rated B is judged to be a speculative investment with a high credit risk.  Assurance of interest and principal payments or of maintenance of other terms of the contract over any large period of time may be small.  Moody’s applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through CAA in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Moody’s SGL rating is on a scale of 1 to 4 and is based on four components:  internal sources, external sources, covenant compliance and alternate liquidity.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P’s rating system, an obligation rated B is vulnerable to non-payment, but the obligor currently has the capacity to meet its financial commitment on the obligation.  Adverse business, financial, or economic conditions will likely impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.  The rates from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, an obligation rated BB is defined as speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession.  In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations.  The ratings from AA to CCC may be modified by the addition of a high or low modifier to show relative standing within the major rating categories.  The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.  A reduction in our credit ratings would impact our access to and cost of capital and financial flexibility in the future.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol CTL.  During 2009, the common shares traded at a high of $0.440, a low of $0.080 and an average daily volume of 814,125.  The price range and average daily volume of trading of the common shares on the TSX during each month of 2009 was as follows:

Month	Price Range Low-High ($)	Volume
January	0.320-0.440	191,633
February	0.155-0.350	514,235
March	0.080-0.185	2,167,495
April	0.140-0.320	693,425
May	0.105-0.300	793,653
June	0.130-0.245	886,792
July	0.155-0.190	336,582
August	0.180-0.370	895,159
September	0.260-0.400	1,080,793
October	0.240-0.335	581,030
November	0.225-0.330	598,130
December	0.180-0.305	959,730

MATERIAL CONTRACTS

Since January 1, 2002, we have entered into and are currently party to the following material contracts:

1.
Indenture, dated as of May 15, 2003, governing the Corporation’s 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the “2003 Notes Indenture”).

2.
First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

3.
Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”).

4.
Second Supplemental Indenture amending the 2003 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

5.	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

6.	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund.

7.	Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill.

8.	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

9.
Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company.

10.
Third Supplemental Indenture amending the 2003 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

11.
Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

12.
Credit Agreement for the ABL Facility dated as of August 13, 2008 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein (the “ABL Facility”).

13.	Support Agreement dated January 25, 2010 between the Corporation and certain holders of the Corporation’s 8.625% senior notes due June 15, 2011.

14.
Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

15.
Fourth Supplemental Indenture amending the 2003 Notes Indenture, dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.

16.
Third Supplemental Indenture amending the 2004 Notes Indenture dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee.

17.
First Amending Agreements amending the ABL Facility, dated as of March 10, 2010 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc., and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, CIT Business Credit Canada Inc., J.P. Morgan Securities Inc., and the lender parties named therein.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company; at its offices in Vancouver, B.C.  and Toronto, Ontario, is the Corporation’s registrar and transfer agent.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, Gary Collins, and Jeffrey Marshall.  Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate.  The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation.  The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience
T.S. Chambers
Mr. Chambers has been a chartered accountant since 1969.  He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001.  Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.  Mr. Chambers is the chair of three other audit committees.

G. Collins	Mr. Collins is the Senior Vice President of Belkorp Industries Inc. Mr. Collins was Minister of Finance of British Columbia from June 2001 to December 2004.
J.G. Marshall
Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry.  He has been  President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers.  He is a member of two other audit committees.  He holds an MBA (Finance) from McGill University.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented.  The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting.  The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, and the legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com).  The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors.  The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000.  All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval.  In March 2010 the Audit Committee approved the engagement of the external auditors for the period ending February 12, 2011 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $450,000.

During the last two years, we paid the following fees to our external auditors:

	Period ending December 31
	2009	2008

Audit Fees	$764,500	$897,000
Audit Related Fees	195,406	376,950
Tax Fees	142,880	81,515
Total	$1,102,786	$1,355,465

The services rendered in connection with “Audit Related Fees” in 2009 consisted primarily of the auditor’s involvement with securities offering documents, the audit of our pension plan and other accounting advice primarily related to our conversion to United States generally accepted accounting principles.  The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Appendix A to this Annual Information Form.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our board committees, is contained in our management proxy circular for our most recent annual meeting.  This document can be found on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

As of March 11, 2010, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

Name and Municipality of Residence	Principal Occupation	Director Since
Thomas S. Chambers Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers.	October 30, 2003
Gary Collins Vancouver, British Columbia
Senior Vice President, Belkorp Industries Inc.  Previously, President and Chief Executive Officer, HMY Airways Inc., member of the British Columbia Legislative Assembly and Minister of Finance, British Columbia.
April 27, 2005
Michel Desbiens Beaconsfield, Quebec	Corporate director and retired forest products company executive. Previously, consultant to the forestry industry.	May 24, 2006
William F. Dickson Vancouver, British Columbia	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practised corporate and commercial law.	June 9, 2008
Benjamin C. Duster, IV New York, NY	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm).	December 1, 2006
Richard Garneau Vancouver, British Columbia	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.	March 28, 2007
Denis Jean Lac Megantic, Quebec	Corporate director and consultant	March 28, 2007
Jeffrey G. Marshall Niagara-on-the-Lake, Ontario	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc.	December 1, 2006
Amit B. Wadhwaney New York, NY	Portfolio Manager and Senior Research Analyst, Third Avenue Management LLC.	December 1, 2006

Messrs. Chambers, Desbiens, Jean and Marshall are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Collins, Dickson, and Wadhwaney are members of the Corporation’s Governance Committee.

Messrs. Dickson, Duster and Wadhwaney are members of the Corporation’s Human Resources and Compensation Committee.

Messrs. Chambers, Collins and Marshall are members of the Corporation’s Audit Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation
Brian Baarda Surrey, British Columbia	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations - Newsprint, ONP Procurement, Recycling.
Lyn Brown Vancouver, British Columbia	Vice President, Corporate Relations and Social Responsibility. Previously, Director, Corporate Affairs and Social Responsibility.
Stephen Boniferro Delta, British Columbia	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.
L. Thomas Crowley Bainbridge Island, Washington	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.
Richard Garneau Vancouver, British Columbia	President and Chief Executive Officer. Previously, Executive Vice President, Operations and Senior Vice President, Forest Products, Domtar Inc.
Brian Johnston Campbell River, British Columbia	Vice President, Operations. Previously Vice President, Operations - Speciality Paper and Pulp.
Robert H. Lindstrom Burnaby, British Columbia	Vice President, Supply Chain. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.
Valerie B. Seager Vancouver, British Columbia	Vice President and General Counsel. Previously, Corporate Secretary and Legal Counsel.
Peter M. Staiger Vancouver, British Columbia	Vice President & Treasurer. Previously, Corporate Controller & Treasurer.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding Common Shares.  Mr. Marshall is the director of Neenan Foundry Company, which filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on February 3, 2010.

INTERESTS OF EXPERTS

KPMG LLP is our auditor and has prepared an audit report on the 2009 Financial Statements.  To our knowledge, the partners of KPMG LLP do not own, directly or indirectly, any of our common shares.

Towers Watson provides certain pension consulting and actuarial services to the Corporation. Also, Mercers provides certain U.S. pension consulting services to the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the management’s discussion and analysis section of the 2009 Annual Report and the 2009 Financial Statements.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary of the Corporation:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the 2009 Financial Statements together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the 2009 Financial Statements;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

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GLOSSARY OF TERMS

Basis weight – the weight of paper per specified area, such as gsm.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Directory paper – lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effluent – outflowing waste discharge from a pulp and paper mill.

Furnish – a blend of different types of pulps and additives which are provided to the paper machine for making paper.

Groundwood specialty paper – coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

High brightness paper – a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

Lightweight coated paper or LWC paper – coated paper having a basis weight generally below 72 gsm and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail.  The term is often used interchangeably with coated groundwood paper.

Linerboard – a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

Newsprint – a printing paper whose major use is in newspapers.  It is made largely from groundwood, ONP or mechanical pulp reinforced to varying degrees with chemical pulp.

Particulate emissions – the discharge of all airborne solid or liquid materials other than uncombined water.

Printability – the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Printing papers – a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp – the generic term describing the fibres derived from wood.  Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper.  Pulp can be either in a wet or dry state.  Types of pulp include:

Bleached pulp – pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp – obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp – obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp – pulp sold on the open market.

Northern bleached softwood kraft (“NBSK”) pulp – kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries.  NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp (“TMP”) – pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

Runnability – the ease with which paper can be run through presses with the least amount of breakages.

Soft-calender – a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Twin-wire – refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces.  Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper – uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

White top linerboard - any type of single and multi-ply liner used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

Woodfree – paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm – grams per square metre.

tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

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APPENDIX A

Audit Committee Terms of Reference

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it.  The Committee is directly responsible for overseeing the work of the external auditors.  The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.
The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.
The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.
The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements.  This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.
The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.1

B.
All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.
Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.
The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.
A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members.  Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.
The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)
review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)
        annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting,  discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)
review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)
obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)
        obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by
        Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)
        review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)
review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)
recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)
pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000.  All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)
establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)
establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)
review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.
The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.
The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

1 A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy.  In order to be in a  position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.